IOWA FIRST BANCSHARES CORP.
                             300 EAST SECOND STREET
                              MUSCATINE, IOWA 52761
                              PHONE (319) 263-4221


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Iowa First Bancshares Corp., an Iowa corporation, will be held at the corporate offices of the Company and its subsidiary, First National Bank of Muscatine, Muscatine, Iowa, on Thursday, April 15, 1999, beginning at 2:00 p.m. in order to:

     1. Elect four Directors for terms of three years each.

     2. Elect one Director for a term of two years.

     3. Elect one Director for a term of one year.

     4. Transact any other business which may be properly brought before the meeting or any adjournment of the meeting.

     Common stockholders of record as of the close of business on March 12, 1999 are entitled to vote at the meeting.

Even if you plan to attend the meeting, we encourage you to sign and return the enclosed proxy. If you are unable to attend the meeting because of illness or any other reason, your vote will still be cast. If you do attend the meeting, your proxy will automatically be suspended if you elect to vote in person.

We encourage your attendance at this meeting. The Officers and Directors want to keep you, one of the owners of the Company, informed of its activities and progress.

March  19, 1999


                                             /s/ George A. Shepley
                                             -----------------------------------
                                             George A. Shepley
                                             Chairman of the Board
                                             Chief Executive Officer


EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                                 PROXY STATEMENT

General Information Concerning the Solicitation of Proxies

This proxy statement is furnished on March 19, 1999, in connection with the solicitation by the Board of Directors of the proxies in the accompanying form.

A shareholder who gives a proxy may revoke it at any time prior to its exercise by filing with the Corporate Secretary a written revocation or a duly executed proxy bearing a later date. The proxy will be suspended if the shareholder is present at the meeting and elects to vote in person.

As of March 12, 1999, 1,532,424 shares of common stock were outstanding, each of which is entitled to one vote at the meeting. Only shareholders of record as of the close of business on March 12, 1999 will be entitled to notice of and to vote at the meeting.

The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for adoption of motions and resolutions, except that changes in voting rights, removal of Directors, amendments to the Articles of Incorporation, and approval of mergers, consolidations, or partial liquidations require the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote.

Beneficial Owners of Common Stock

The following table sets forth information as of February 28, 1999, with respect to any person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock.

    Name and Address          Amount and Nature of                  Percent
    of Beneficial Owner       Beneficial Ownership                 of  Class
--------------------------------------------------------------------------------
    George A. Shepley             114,635 (1)                        7.48%
    34 Colony Drive
    Muscatine, Iowa

(1) Includes 95,735 shares as beneficially owned by Mr. Shepley because the Company's management believes he has the power to exercise investment decisions with respect to such shares.

    The beneficial ownership of current, continuing and nominated Directors is set out in the table on the following page. All current Directors and Executive Officers as a group own beneficially 294,510 shares, which constitutes 19.2 percent of the class.

Election of Directors

At the annual meeting, shareholders will be asked to elect four Directors to hold office for terms of three years each, one Director to hold office for two years and one Director to hold office for one year.

The Board of Directors and management recommend the election of the six nominees listed herein. The named proxies intend to vote for the election of the nominees. If, at the time of the meeting, any of such nominees is unable or declines to serve, the discretionary authority provided in the proxy will be exercised to vote for a substitute or substitutes, unless otherwise directed. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Information  Concerning  Nominees  for Election as Directors

The Board of Directors presently consists of ten Directors divided into three classes, with four Directors in one class and three Directors in two classes. Directors of one class are elected each year to hold office for a three-year term, until their successors are duly elected and qualified, or until their earlier resignation or removal. The terms of office of the current Class II Directors will expire on the election of the Directors at the 1999 annual meeting of shareholders.

The shareholders will be asked to elect each of the four Class II nominees listed herein for terms of three years or until a successor is elected and qualified or until his or her earlier resignation or removal. The shareholders will also be asked to elect one nominee to each of Classes I and III for terms of one and two years, respectively. If all nominees are elected they will fill all of the current twelve Directorships.

Certain information is set out below and on the following page with respect to the six persons nominated by the Board of Directors to serve as Directors and with respect to the Directors continuing in office for terms expiring in 2000 and 2001. All four Class II nominees are currently Directors of the Company. The Class I nominee, David R. Housley, and the one Class III nominee, John "Jay" S. McKee, are not currently Directors of the Company.

                           IOWA FIRST BANCSHARES CORP.
                                    DIRECTORS

                                                                                                   As of February 28, 1999
                                                                                     Nominated          Common Stock
                                                                                      For Term     -----------------------
                                                                                      Expiring,    Amount and
  Nominee                      Position(s)                                           Or Current    Nature of      Percent
 Or Current                     Held with                                  Director     Term       Beneficial       of
  Director                      the Company                         Age      Since     Expires     Ownership       Class
--------------------------------------------------------------------------------------------------------------------------
Kim K. Bartling       Director.  Executive Vice President, Chief
                      Operating Officer, and Treasurer               41      1994        2000         33,677        2.20%

Roy J. Carver, Jr.    Director                                       55      1989        2001         25,404        1.66%

Larry L. Emmert       Director                                       57      1993        2000         17,046        1.11%

Craig R. Foss         Director                                       49      1994        2002 *        3,360           **

Donald R. Heckman     Director                                       60      1984        2002 *       24,060        1.57%

Dean H. Holst         Director. President and CEO, First National
                      Bank in Fairfield                              59      1985        2001         22,405        1.46%

David R. Housley      None                                           47       N/A        2000 *         300            **
**

D. Scott Ingstad      Director and President. President and CEO,
                      First National Bank of Muscatine               48      1990        2002 *      21,669         1.41%

Dr. Victor G. McAvoy  Director                                       55      1994        2001         4,650           **
    **

John "Jay" S. McKee   None                                           45       N/A        2001 *         100           **
    **

George A. Shepley     Chairman of the Board and CEO                  76      1983        2000       114,635        7.48%

Beverly J. White      Director                                       59      1988        2002 *      21,024        1.37%

* Nominated for election to the Board of Directors at the April 15, 1999, annual meeting of shareholders of Iowa First Bancshares Corp.

** Less than 1 percent of the outstanding stock of the Company.

Shares listed as beneficially owned include, for Directors who are also officers of the Company shares held in the Company's retirement plan for the benefit of such individuals.

The business experience of each nominated and continuing Director is set forth in the following section. All Directors have held their present position for at least five years unless otherwise indicated.

Kim K. Bartling. Mr. Bartling has been Executive Vice President, Chief Operating Officer and Treasurer since December 1996. He has served as Executive Vice President and Chief Financial Officer of First National Bank of Muscatine since February 1997. Mr. Bartling served as Senior Vice President, Chief Financial Officer and Treasurer of the Company and First National Bank of Muscatine beginning in 1988. Prior to serving in these positions he served as Vice President/Finance of the Company and First National Bank of Muscatine since 1987. Mr. Bartling is also a Director of the Company, First National Bank of Muscatine and First National Bank in Fairfield.

Roy J. Carver, Jr. Mr. Carver has been Chairman of Carver Pump Company, a manufacturer of industrial pumps used in military and civilian applications, since 1981. Mr. Carver is also a Director of Bandag, Incorporated, and Catalyst, Inc., which have classes of securities registered with the Securities and Exchange Commission.

Larry L. Emmert. Mr. Emmert has been President of Hoffmann, Inc., a general building contractor located in Muscatine, Iowa, since 1981. Mr. Emmert is also a Director of First National Bank of Muscatine.

Craig R. Foss. Mr. Foss has been President and a shareholder of the law firm of Foss, Kuiken, and Gookin, P.C., Fairfield, Iowa, since 1979. Mr. Foss is also a Director of First National Bank in Fairfield.

Donald R. Heckman. Mr. Heckman is an investor. Prior to retirement, Mr. Heckman had been Factory Manager of the H.J. Heinz Co. plant located in Muscatine, Iowa, 1973 to February 1995. This plant produced and warehoused various consumer products including ketchup, gravy and various sauces. Mr. Heckman is also a Director of First National Bank of Muscatine.

Dean H. Holst. Mr. Holst has served as President and CEO of First National Bank in Fairfield since 1985, prior to which he served as Vice President from 1973 to 1985. Mr. Holst is also a Director of the Company and First National Bank in Fairfield.

David R. Housley. Mr. Housley has served as President of Doran and Ward Printing Co., a commercial printing company specializing in the printing of packaging products, for more than ten years. He also has served as President of Master Muffler and Brake, Inc. for more than fifteen years and Automart Undercar Distributors for two years. These companies are retail and wholesale suppliers of mufflers and various other replacement parts for the underside of automobiles. Mr. Housley became a Director of First National Bank of Muscatine in February 1999.

D. Scott Ingstad. Mr. Ingstad has served as Director, President and CEO of First National Bank of Muscatine since 1990. Prior to joining the Company, Mr. Ingstad was Senior Vice President/ Senior Loan Officer, First National Bank and Trust Company, Columbia, Missouri, 1989 to 1990 and President and CEO, Commerce Bank of Harrisonville, NA, Harrisonville, Missouri, 1986 to 1989. Mr. Ingstad is also a Director and, as of December 1996, President of the Company.

Victor G. McAvoy. Dr. McAvoy has served as President of Muscatine Community College and Vice-Chancellor of the Eastern Iowa Community College District since 1986. Mr. McAvoy is also a Director of First National Bank of Muscatine.

John "Jay" S. McKee. Mr. McKee has served as Vice President of Finance of McKee Button Company, a manufacturer of buttons emphasizing the men's dress shirt market, since 1982. Mr. McKee became a Director of First National Bank of Muscatine in February 1999.

George A. Shepley. Mr. Shepley has been Chairman of the Board and CEO of the Company since 1983. Mr. Shepley served as President of the Company from 1989 until December 1996. He has served as Chairman of the Board, 1987 to present, President, 1963 to 1989, First National Bank of Muscatine and Chairman of the Board, 1986 to present, First National Bank in Fairfield.

Beverly J. White. Mrs. White has served as a Director of Quality Foundry Co. since 1993 as well as Vice President beginning in 1996. Quality Foundry Co. is a grey iron foundry specializing in semi-steel castings. Mrs. White also served as Executive Vice President of Muscatine Development Corporation and Muscatine Chamber of Commerce from 1990 to 1991 and as a Director of Muscatine Development Corporation from 1989 to 1990. Mrs. White is also a Director of First National Bank of Muscatine.

Officers and Directors of the Company and its subsidiaries have had, and may have in the future, banking transactions in the ordinary course of business of the Company's subsidiaries. All such transactions are on substantially the same terms, including interest rates on loans and collateral, as those prevailing at the time for comparable transactions with others and involve no more than the normal risk of collectibility.

During 1998 the Company purchased approximately 16.5% of the outstanding common shares of Iowa First Bancshares Corp. from the largest shareholder and longtime Director of the Company, Carl J. Spaeth, and his related interests. As of December 31, 1998, Mr. Spaeth is no longer a Director of the Company.

Meetings and Committees of the Board of Directors

The Board of Directors held twelve regular meetings and two special meetings during the last fiscal year. All incumbent Directors attended at least 75% of the regular Board of Directors meetings held after each Director was duly elected and qualified. The annual retainer that each outside Director received in 1998 was $5,300 plus $100 for each committee meeting attended. Executive officers who also serve on the Board of Directors do not receive such retainer or committee fees.

The Company has committees of the Board of Directors, which meet on an "as needed" basis. During 1998, the Strategic Planning Committee did not meet. Its members are Mr. Emmert (Chairman), Mr. Bartling, Mr. Heckman, Mr. Ingstad, Mr. McAvoy, Mr. Shepley and Mrs. White. The Human Resource Committee met once; its members are Mrs. White (Chairperson), Mr. Emmert, Mr. McAvoy, and Mr. Shepley. The Retirement Plan Committee met one time during 1998; its members are Mr. McAvoy (Chairman), Mr. Emmert, Mrs. White and Mr. Bartling.

Compensation Committee Report

The Human Resource Committee serves as the Company's compensation committee. The Committee policy is to seek to provide fair and competitive compensation, encourage the retention of highly qualified individuals and enhance shareholder value by encouraging increased profitability of the Company. This policy is intended to align the financial interest of the Company's and subsidiary banks' officers (including executive officers) with those of the shareholders, as well as to create an atmosphere that recognizes the contribution and performance of each officer. In addition to merit-based promotions, the essential components of the compensation policy for the Company's executive officers are base compensation and cash bonuses.

The Committee considers many factors when determining compensation levels for executive officers. These factors include the extent to which each executive officer contributes to enhancement of shareholder value and comparisons of the Company's compensation of executive officers to the compensation paid to executive officers by other companies in the banking industry, including peer groups. The Committee also considers the extent to which each executive officer contributes to attainment of earnings targets for the Company and each subsidiary. Other factors include the executive officer's contribution to return on average assets and return on average equity, contribution to the profitable growth of the Company, and contribution to improvements in quality of assets and, thus, quality of earnings. In determining the base compensation of the executive officers for 1998, the Committee considered all of the aforementioned factors, as well as an average salary increase at the subsidiary banks of approximately 3%-4%.

In determining the compensation level for the Chief Executive Officer, the Committee specifically reviews trends in the Company's return on average assets and equity. It looks at the overall return to shareholders, including dividends paid and changes in the fair market value of the Company's stock. The Committee also assesses the CEO's effectiveness in leadership and communication skills, as demonstrated by the level at which the subsidiary banks attain their targets for earnings and asset quality, and the effectiveness of the strategic and operating planning process, which the CEO leads. During 1997, the Company's diluted earnings per share decreased 6.7%, cash dividends declared per share increased 14.7%, and total shareholder return was 48%. Return on average assets and equity was 1.13% and 12.3%, respectively. Nonaccrual loans, renegotiated loans and loans past due 90 days or more increased only $38,000 (2.4%) while gross loans increased more than $25 million or 13.4%.

This  report  submitted  by the Human  Resource  Committee:
  Beverly  J.  White, Chairperson
  Larry L. Emmert
  Victor G. McAvoy

Management Compensation

The following table sets forth the remuneration paid or accrued for the past three years by the Company and its subsidiaries to the highest paid executive officers whose 1998 cash compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

                                                                                        Long-Term Compensation
                                                                                    ----------------------------------
                                                      Annual Compensation                  Awards            Payouts
                                             -------------------------------------  ---------------------- ------------
                                                                                    Restricted                           All Other
                                                                     Other Annual      Stock     Options      LTIP        Compen-
Name and Principal Position(s)         Year  Salary ($)  Bonus ($) Compensation ($)  Awards ($) or SARs (#) Payouts ($) sation($)(1)
------------------------------------------------------------------------------------------------------------------------------------
George A. Shepley ..................   1998   200,014     22,502         --              --         --          --         19,478
Chairman and CEO of the ............   1997   200,014     27,752         --              --         --          --         17,854
Company; Chairman, First ...........   1996   195,709     27,889         --              --         --          --         13,197
National Bank of Muscatine and
First National Bank in Fairfield

D. Scott Ingstad ...................   1998   155,695     20,046         --              --         --         --          16,212
Director and President .............   1997   146,895     19,464         --              --         --         --          14,221
of  the Company; Director, .........   1996   139,900     17,837         --              --         --         --          13,197
President and CEO, First
National Bank of Muscatine

Dean H. Holst ......................   1998   116,529      7,735         --              --         --         --          11,732
Director  of the Company; ..........   1997   114,529      8,890         --              --         --         --          11,340
Director, President and CEO, .......   1996   110,119     15,141         --              --         --         --          10,761
First National Bank in Fairfield

Kim K. Bartling ....................   1998   110,000     12,788         --              --         --         --          11,613
Director, Executive Vice ...........   1997   100,000     14,250         --              --         --         --           9,875
President, Chief Operating .........   1996    94,100     12,939         --              --         --         --           9,260
Officer and Treasurer of the Company;
Director, EVP and CFO, First National
Bank of Muscatine; Director,
First National Bank in
Fairfield

Tim M. Nelson ......................   1998    93,013     10,696         --              --         --        --           9,730
Executive Vice President ...........   1997    89,173     11,035         --              --         --        --           8,642
and Senior Loan Officer, ...........   1996    85,733      9,645         --              --         --        --           8,012
First National Bank of Muscatine

(1)  Includes contributions to the employee stock ownership plan with 401(k) provisions.

Employee Stock Ownership Plan with 401(k) Provisions

The Company sponsors an employee stock ownership plan with 401(k) provisions. An employee becomes a participant upon completing a minimum period of employment. Employee contributions up to 6% of total compensation per employee are matched by the employer at a rate of 50% of the employee contributed amount. Additionally, the employer may make discretionary profit-sharing contributions to the plan; total annual contributions cannot exceed the amount that can be deducted for federal income tax purposes. Participants may direct investment of the funds they have contributed to their individual accounts under the plan utilizing several fixed income and equity investment options. A portion of the discretionary profit-sharing contributions made by the Company or its subsidiaries for the participants may be directed for investment in common shares of the Company. Participant (but not Company) contributions are included in salary in the Summary Compensation Table. The Company and its subsidiaries contributed a cash total of $293,728 to this plan for 1998.

Performance Incentive Plans

In addition to base compensation, each executive officer of the Company and the subsidiaries has specific annual weighted goals which, if attained, will result in year-end cash performance incentive pay equal to 9%-10% of base pay. The maximum annual payment under this incentive plan is 15% of base pay for substantially exceeding the goals established. For the year ended December 31, 1998, amounts paid or accrued under this incentive plan totaled $94,928 which included $73,767 for executive officers of the Company as a group. Also, the Company and subsidiaries have discretionary performance incentive plans covering a majority of the officer level employees as well as other specific employees. These plans encourage improved efficiency and effectiveness of employees by increasing remuneration as a direct result of individual and organizational goal attainment. Payments made or accrued under all performance incentive plans, including the executive officer plan discussed above, totaled $189,041 for 1998.

Executive Employment Agreements

In order to advance the interests of the Company by enabling the Company to attract and retain the services of key executives upon which the successful operations of the Company are largely dependent, the Board of Directors tendered Employment and Change in Control Agreements to D. Scott Ingstad, Dean H. Holst and Kim K. Bartling. An Employment Agreement was also tendered by the Board of Directors to Tim M. Nelson. See the Summary Compensation Table for information regarding the company positions held by these individuals.

The Employment Agreements are for a base term of two years and automatically renew unless 90 days notice of non-renewal is provided to the other party. If an executive's employment is terminated prior to the expiration of the Agreement or by the providing of notice of non-renewal, or if the executive is constructively discharged (for example, as a result of a reduction in responsibilities or compensation, or other breach of the Agreement by the Company), the executive is entitled to a severance benefit of : (1) twelve months base pay; (2) any vacation pay accrued but not yet taken; (3) an amount equal to the annual average past three years payment under the Performance Incentive Plan; (4) reimbursement of a portion of medical premiums paid by the executive such that the same "cost-sharing" basis provided at the date of termination is maintained.

Upon a change in control, as defined, the Change in Control Agreements become effective. The executive will, under the Agreement, remain employed by the Company for three years after the effective date or until executive's normal retirement date (the Employment Term), whichever is earlier. An executive who is terminated or constructively discharged after a change in control is entitled to the following for the remainder of the Employment Term: (1) base pay; (2)
payments under the Performance Incentive Plan; (3) perquisites to which the executive was entitled on the date of the change in control; and (4) contributions for benefits expected to be made to the Company's retirement plans.

Supplemental Compensation will also be provided to mitigate the effects of any excise taxes applicable to executive employment payments. Each executive is subject to a confidentiality agreement, and if the executive voluntarily terminates employment prior to a change in control or if executive's employment is terminated for cause, the executive will be subject to noncompetition and nonsolicitation agreements.

The Company currently has no Incentive Stock Option or Nonstatutory Stock Option plans.

Comparative Performance By The Company

The graphical presentation omitted herein compares the performance of the Company's common stock with (i) the Media General Financial Services, Inc.
(MGFS) Index for NASDAQ Stock Market (U.S. Companies), and (ii) the MGFS Index for the stocks of banks and bank holding companies located in the West North Central United States which are listed on the New York Stock Exchange or NASDAQ (representing approximately twenty companies). Most of these companies are considerably larger than Iowa First Bancshares Corp. The chart assumes an investment of $100 on January 1, 1994, in each of the Company's common stock, the NASDAQ National Market Index and the stocks in the bank peer group. Each year's performance is for the twelve months ended December 31. The index level for all series was set to 100.00 on January 1, 1994. The overall performance assumes dividend reinvestment throughout the period. The Company's common stock is not listed on any stock market exchange thus the price used for the Company's common stock in the chart was the greater of the year-end bid price supplied by one of the brokerage firms which acts as a market maker for the Company or the appraisal price supplied by an independent appraiser. The data points used in the omitted graph are as follows:



 COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG IOWA FIRST BANCSHARES CORP.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX


                              1993    1994     1995     1996     1997     1998
                              -------------------------------------------------
   Iowa First Bancshares.....  100   118.38   157.45   194.92   287.61   318.62
   Peer Group Index .........  100   102.08   151.23   209.60   366.73   357.60
   NASDAQ Market Index ......  100   104.99   136.18   169.23   207.00   291.96

Assumes $100 invested on January 1, 1994.  Assumes dividends reinvested.

Independent Auditors

Representatives of McGladrey & Pullen, LLP, independent auditors for the Company, will be present at the annual meeting, will have an opportunity to make any statement they desire, and will be available to respond to appropriate questions.

Deadline for Shareholder Proposals for 2000 Annual Meeting

Proposals by shareholders intended to be presented at the 2000 annual meeting must be received at the Company's executive offices no later than November 19, 1999, to be included in the proxy statement and proxy form.

Deadline for Shareholder Nominations of Directors for 2000 Annual Meeting

Proposals by shareholders for vacant directorships intended to be presented at the 2000 annual meeting must be received at the Company's executive offices no later than November 19, 1999, to be included in the proxy statement and proxy form.

General

The entire cost of soliciting proxies for the annual meeting is paid by the Company. No solicitation other than by mail is contemplated.

The Board of Directors knows of no other matters which will be brought before the meeting, but, if other matters properly come before the meeting, the persons named in the proxy intend to vote the proxy according to their best judgment.

On written request to the undersigned at 300 East Second Street, Muscatine, Iowa 52761, the Company will provide, without charge to the shareholder, a copy of its Annual Report on Form 10-K, including financial statements and schedules, filed with the Securities and Exchange Commission for its most recent fiscal year.

Information set forth in this proxy statement is as of March 12, 1999, unless otherwise dated.








                                                 /s/  George A. Shepley
                                                      --------------------------
March 19, 1999                                        George A. Shepley
                                                      Chairman of the Board and
                                                      Chief Executive Officer